Exhibit 99.70

INTER-CITIC MINERALS INC.

BY-LAW NO. I

A By-law relating generally to the conduct

of the business and affairs of

Inter-Citic Minerals Inc.

Effective May 13, 2004

Inter-Citic Minerals Inc.

BY-LAW NO. 1

TABLE OF CONTENTS

PART 1
INTERPRETATION	1
1.1 Definitions	1
1.2 Construction	2

PART 2
BUSINESS OF THE CORPORATION	2
2.1 Execution of Instruments	2
2.2 Corporate Seal	2
2.3 Banking	2
2.4 Voting Rights in Other Bodies Corporate	2
2.5 Financial Year	2

PART 3
BORROWING	3
3.1 Borrowing Power	3
3.2 Delegation	3

PART 4
DIRECTORS	3
4.1 Number of Directors and Quorum	3
4.2 Election and Term	3
4.3 Meetings of the Board	4
4.4 Canadian Directors Present at Meeting	4
4.5 Notice	4
4.6 Chairman of Board Meetings	4
4.7 Voting	4
4.8 Remuneration and Expenses	4
4.9 Conflict of Interest	5
4.10 Participation by Electronic Means	5

PART 5
COMMITTEES OF DIRECTORS	5
5.1 Committees of Directors	5
5.2 Executive Committee	5
5.3 Audit Committee	5
5.4 Procedure	6

PART 6
MEETINGS OF SHAREHOLDERS	6
6.1 Annual and Special Meetings	6
6.2 Place of Meetings	6
6.3 Notice of Meetings	6
6.4 Participation in Meetings by Electronic Means	6
6.5 Meeting Held by Electronic Means	7
6.6 Presiding Officer	7

(i)

6.7 Persons Entitled to be Present	7
6.8 Quorum	7
6.9 Right to Vote	7
6.10 Scrutineers	8
6.11 Electronic Voting	8
6.12 Votes to Govern	8
6.13 Voting	8
6.14 Proxies	9
6.15 Time for Deposit of Proxies	9
6.16 Adjournment	9

PART 7
OFFICERS	9
7.1 Appointment	9
7.2 Chairman, Vice-Chairman and President	10
7.3 Chief Executive Officer	10
7.4 Vice-Presidents	10
7.5 Secretary	10
7.6 Treasurer	10
7.7 Term of Office	11
7.8 Agents and Attorneys	11
7.9 Fidelity Bonds	11
7.10 Conflict of Interest	11

PART 8
INDEMNITY	11
8.1 Limitation of Liability	11
8.2 Indemnity	12
8.3 Insurance	13

PART 9
SHARES	13
9.1 Allotment	13
9.2 Share Certificates	13
9.3 Securities Registrars, Transfer Agents and Dividend Disbursing Agents	13
9.4 Joint .Shareholders	14
9.5 Deceased Shareholder	14
9.6 Lost, Defaced or Destroyed Certificates	14

PART 10
DIVIDENDS AND RIGHTS	14
10.1 Dividend	14
10.2 Dividend Cheques	14
10.3 Non-receipt of Cheques	15
10.4 Unclaimed Dividends	15

PART 11
NOTICES	15
11.1 Method of Giving Notices	15
11.2 Notice to Joint Shareholders	15
11.3 Computation of Time	16

(ii)

11.4 Undelivered Notices	16
11.5 Omissions and Errors	16
11.6 Persons Entitled by Death or Operation of Law	16
11.7 Waiver of Notice	16

PART 12
EFFECTIVE DATE AND REPEAL	16
12.1 Effective Date	16
12.2 Repeal	16

(iii)

BY-LAW NO. 1

A By-law relating generally to the transaction of business and affairs of Inter-Citic

Minerals Inc.

BE IT MADE as a by-law of the Corporation as follows:

PART 1

INTERPRETATION

1.1	Definitions.

In this By-law, unless the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act and any statute that may be substituted therefore, as from time to time amended;

(b)	“Articles” means the Articles of Continuance of the Corporation as from time to time amended or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Corporation” means Inter-Citic Minerals Inc.;

(f)	“Meeting of Shareholders” means an annual meeting of shareholders and a special meeting of shareholders;

(g)	“Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act;

(h)	“Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by 2.1 or by a resolution passed pursuant thereto;

(i)	“Special Meeting of Shareholders” includes a meeting of the holders of any class or series of any class of shares of the Corporation; and

all terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.

1.2	Construction.

Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.

PART 2

BUSINESS OF THE CORPORATION

2.1	Execution of Instruments.

All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by any directors or officer of the Corporation, one of whom holds the office of chairperson of the Board, President, Vice-president or is a Director. The Board may, however, direct the person or persons by whom and the manner in which any particular instrument or document or class of instrument or document may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.

2.2	Corporate Seal.

The Corporation may, but need not, have a corporate seal, and, if one is adopted, it shall be in a form approved from time to time by the Board.

2.3	Banking.

The banking business of the Corporation shall be transacted with such banks, trust companies and other financial institutions as may be designated by or under the authority of the Board and shall be transacted under such agreements, instructions and delegations of powers as the Board may prescribe or authorize.

2.4	Voting Rights in Other Bodies Corporate.

Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which unless required by applicable law need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine. In addition, the Board, or failing the Board, the Signing Officers of the Corporation, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.

2.5	Financial Year.

Until changed by resolution of the Board, the financial year of the Corporation shall end on the November 30 in each year.

PART 3

BORROWING

3.1	Borrowing Power.

Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time;

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, then owned or subsequently acquired, to secure any debt obligation of the Corporation; and

(d)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise.

3.2	Delegation.

The Board may from time to time delegate to one or more director or officer of the Corporation, at least one of whom shall be the Chairman, the Vice-Chairman, the President, Vice-president or the Secretary, any or all of the powers set out in Section 3.1 to such extent and in such manner as the Board may determine.

PART 4

DIRECTORS

4.1	Number of Directors and Quorum.

Subject to the Articles, the number of directors of the Corporation shall be fixed by the shareholders from time to time by ordinary resolution. Subject to the Articles, a majority of the number of directors or minimum number of directors required by the Articles constitutes a quorum at any meeting of directors, and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all powers of the directors.

4.2	Election and Term.

The directors shall be elected at each annual meeting of shareholders. Whenever the number of nominees exceeds the number of directors to be elected, a ballot may be taken in two or more parts so as to have a ballot for other than resident Canadians in order that at least twenty five percent (25%) of the Board shall be resident Canadians. Retiring directors shall, if otherwise qualified, be eligible for re-election.

4.3	Meetings of the Board.

Meetings of the Board shall be held from time to time and at such place as the Board may from time to time determine. The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Vice-Chairman, the President, a Vice-President or any two directors.

4.4	Canadian Directors Present at Meeting.

The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least twenty five percent (25%) of the directors present are resident Canadians, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting; and

(b)	twenty five percent (25%) of resident Canadians would have been present had that director been present at the meeting.

4.5	Notice.

No notice need be given of the first meeting of the Board following a Meeting of Shareholders at which directors are elected if such meeting of the Board is held immediately after the shareholders meeting. Notice of all other meetings of the Board shall be given to each director not less than twenty-four (24) hours before the time when the meeting is to be held and may be given by mail, telegram or other written means. No action taken at any meeting of the Board shall be invalidated by the accidental failure to give notice or sufficient notice thereof to any director.

4.6	Chairman of Board Meetings.

The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present at the meeting: the Chairman, the Vice-Chairman, the President, a Vice-President. If no such officer is present, the directors shall choose one of their number to chair the meeting.

4.7	Voting.

At all Board meetings every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

4.8	Remuneration and Expenses.

Directors who do not receive salary as officers or employees of the Corporation may each be paid such amount per annum as the Board may from time to time determine. In addition they, and the directors who are also officers or employees of the Corporation, shall each receive such amount as the Board may from time to time determine for each meeting of the Board or any committee thereof which they attend and shall he entitled to be paid for travelling and other expenses properly incurred in connection with the affairs of the Corporation. The Board may also award special remuneration to any director undertaking any special service on the Corporation’s behalf.

4.9	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. A director interested in a contract referred to the Board shall not vote on any resolution to approve the same except as provided by the Act.

4.10	Participation by Electronic Means.

A director may, if all the directors of the Corporation consent, participation in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

PART 5

COMMITTEES OF DIRECTORS

5.1	Committees of Directors.

The Board may appoint a committee or committees of directors and delegate to such committee or committees any of the powers of the Board except those which under the Act must be exercised by the Board itself.

5.2	Executive Committee.

The Board may designate one of the committees appointed by it as the Executive Committee. It shall comprise at least three (3) members who shall remain in office at pleasure of the Board and while still directors. It shall, subject to Section 5.1, be vested with all the ordinary powers and authority of the Board between meetings thereof. All acts and proceedings of the Executive Committee shall be reported to the Board at the next meeting thereof, but any right granted or obligation incurred pursuant to the authority of the Executive Committee shall be treated as valid and binding upon the Corporation. The quorum for the Executive Committee shall be two members.

5.3	Audit Committee.

The Board shall elect from among its number an Audit Committee to be composed of at least three (3) directors of whom a majority shall not be officers or employees of the Corporation or its affiliates and the Audit Committee shall exercise such functions as are delegated to it by the Board. Members of the Audit Committee shall remain in office at pleasure of the Board and while still directors. The quorum for the Audit Committee shall be two members.

5.4	Procedure.

Subject to the Act, each committee shall meet at the call of the Chairman thereof or, in his absence, at the call of a member for any time and place. Subject to Sections 5.2 and 5.3 the quorum of each committee shall be designated by the Board. The powers of a committee may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members entitled to vote thereon.

PART 6

MEETINGS OF SHAREHOLDERS

6.1	Annual and Special Meetings.

The annual meeting of shareholders shall be held at such time in each year as the Board or failing it, the Chairman or failing him, the Vice-Chairman or failing him, the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting. The Board, the Chairman, the Vice-Chairman or the President may call a Special Meeting of Shareholders at any time.

6.2	Place of Meetings.

Meetings of Shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place within Canada.

6.3	Notice of Meetings.

Notice of the time and place of each Meeting of Shareholders shall be given in the manner provided in Section 11.1 not less than twenty-one (21) nor more than fifty (50) days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities’ register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a Meeting of Shareholders called for any purpose other than consideration of the financial statements and auditors’ report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a Meeting of Shareholders.

6.4	Participation in Meetings by Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.

6.5	Meeting Held by Electronic Means.

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.

6.6	Presiding Officer.

The Chairman of any Meeting of Shareholders shall be the first mentioned of such of the following officers as have been appointed and is present at the meeting: the Chairman, the Vice-Chairman, the President, a Vice-President who is also a director. In the absence of such officers, the shareholders shall choose one of their number to chair the meeting. The Secretary of the Meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation. Notwithstanding the above, the Chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as Secretary of the meeting.

6.7	Persons Entitled to be Present.

The only persons entitled to be present at a Meeting of Shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-laws to be present. Any other person may be admitted only with the consent of the Chairman of the meeting or with the consent of the meeting.

6.8	Quorum.

A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder and together holding or representing twenty five percent (25%) of the outstanding shares of the Corporation entitled to vote at the meeting.

6.9	Right to Vote.

Subject to the provisions of the Act generally and as to authorized representatives of any other body corporate, at any Meeting of the Shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the list prepared in accordance with the Act as the holder of one or more shares carrying the right to vote at such meeting. Without limiting the foregoing:

(a)	where a person holds shares as a personal representative, he or his proxyholder, upon filing with the Secretary of the meeting sufficient proof of his appointment, satisfactory to the Secretary, shall be entitled to vote at all Meetings of Shareholders in respect of the shares held by him.

(b)	a shareholder who has mortgaged or hypothecated his shares shall retain the right to vote such shares, unless in the instrument creating the mortgage or hypothec he has expressly assigned the voting rights attaching to such shares in which event the mortgagee or hypothecary creditor or his proxyholder, upon filing with the Secretary of the meeting sufficient proof of such assignment, shall be the person entitled to vote in respect of such shares.

6.10	Scrutineers.

At any Meeting of Shareholders, the Chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

6.11	Electronic Voting.

(a)	Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the internet, by the input of data using telephonic, facilities or by reproduction using facsimile or electronic facilities.

(b)	To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

6.12	Votes to Govern.

At any Meeting of Shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

6.13	Voting.

Upon a show of hands each person present and entitled to vote shall have one (1) vote. A declaration by the Chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.

The Chairman of the meeting and any shareholder or proxyholder entitled to vote thereat may require or demand a ballot upon any question, but such requirement or demand may be withdrawn at any time prior to the taking of the ballot. The ballot shall be taken in such manner as the Chairman of the meeting shall direct. On a ballot, each shareholder present in person or by proxy shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to the number of votes provided by the Articles or the Act and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

6.14	Proxies.

Every shareholder entitled to vote at a Meeting of Shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

6.15	Time for Deposit of Proxies.

The Board may specify in a notice calling a Meeting of Shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof prior to the time of voting.

6.16	Adjournment.

If a meeting of the shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

PART 7

OFFICERS

7.1	Appointment.

The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed. Expect as provided in Section 7.3, the same person may hold more than one office.

7.2	Chairman, Vice-Chairman and President.

The Chairman, Vice-Chairman and President shall each be a director and shall have such powers and duties as the Board may specify.

7.3	Chief Executive Officer.

The Board may designate an officer as Chief Executive Officer of the corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation. The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.

7.4	Vice-Presidents

Each Vice-President shall have such powers and duties as the Board or the Chief Executive Officer may specify. The Board may designate a Vice-President as the Executive Vice-President in which event he shall be deemed to be the Vice-President with greatest seniority and shall be vested with all the powers and perform all the duties of the President in the absence or disability of the President.

7.5	Secretary.

The Secretary shall attend and be the Secretary of all meetings of the Board, committees of the Board, and shareholders and shall maintain minutes of all proceedings thereat. He shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and he shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.

7.6	Treasurer.

The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit same in the name of the Corporation in such banks, trust companies or other financial institutions as the Board may designate, provided that he may from time to time arrange for the temporary deposit of funds and securities of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated. The books and accounts shall at all times be open to inspection and examination by the Board, by the Executive Committee, by the President or by any person appointed by the Board for that purpose. He shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office. The Treasurer shall have such other powers and duties as the Board or the Chief Executive

Officer may specify. The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Treasurer.

7.7	Term of Office.

The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract. Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.

7.8	Agents and Attorneys.

The Board may appoint agents or attorneys of the Corporation within or outside Canada with such powers and duties as it may deem fit.

7.9	Fidelity Bonds.

The Board may require such officers, employees and agents of the Corporation as it deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

7.10	Conflict of Interest.

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Section 4.9.

PART 8

INDEMNITY

8.1	Limitation of Liability.

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to an authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer of such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

8.2	Indemnity.

(a)	Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (c).

(c)	The Corporation shall not indemnify an individual under paragraph (a) unless the individual:

(i)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer of in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by the monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(d)	The Corporation shall, with the approval of the court, indemnify an individual referred to in paragraph (a), or advance moneys under paragraph (b), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (c).

(e)	Despite paragraph (a), an individual referred to in that paragraph is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)	fulfills the conditions set out in paragraph (c).

8.3	Insurance.

Subject to the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of the persons mentioned in Section 8.02, as the Board may from time to time determine.

PART 9

SHARES

9.1	Allotment.

Subject to the Articles and the requirements of all applicable regulatory authorities, the Board may from time to time allot, or grant options to purchase with respect to, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued unless it is fully paid as prescribed by the Act.

9.2	Share Certificates.

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities’ register. Share certificates and acknowledgments of a shareholder’s right to a share certificate, respectively, shall be in such form as is required by law and as the Board shall from time to time approve.

9.3	Securities Registrars, Transfer Agents and Dividend Disbursing Agents.

The Board may from time to time appoint a Registrar to maintain the securities’ register and a Transfer Agent to maintain the register of transfers and may also appoint one or more Branch Registrars to maintain branch securities’ registers and one or more Branch Transfer Agents to maintain branch registers of transfers. The Board may also from time to time appoint a Dividend Disbursing Agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The Board may at any time terminate any such appointment.

9.4	Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one (1) certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

9.5	Deceased Shareholder.

In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities’ register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its Transfer Agent.

9.6	Lost, Defaced or Destroyed Certificates.

The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.

PART 10

DIVIDENDS AND RIGHTS

10.1	Dividend.

Subject to the Act, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2	Dividend Cheques.

A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or those of its Dividend Disbursing Agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address or to such other address as the holder directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3	Non-receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its Dividend Disbursing Agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.

10.4	Unclaimed Dividends.

No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three (3) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.

PART 11

NOTICES

11.1	Method of Giving Notices.

Any notice (which, term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the By-laws or otherwise to a shareholder, director, officer, auditor, or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his Recorded Address or if mailed to him at his Recorded Address by prepaid ordinary or air mail or if sent to him at his Recorded Address by any means of prepaid transmitted or recorded communication, A notice so delivered shall be deemed to have been given when it is delivered personally or at the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

11.2	Notice to Joint Shareholders.

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons at their Recorded Address shall be sufficient notice to all of them.

11.3	Computation of Time.

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4	Undelivered Notices.

If any notice given to a shareholder pursuant to section 11.1 is returned on three (3) consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.5	Omissions and Errors.

The accidental omission to give any notice to any shareholder director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6	Persons Entitled by Death or Operation of Law.

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities’ register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.7	Waiver of Notice.

Any director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time, for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the By-laws or otherwise and such waiver or abridgement shall be in writing except a waiver of notice of a Meeting of Shareholders or of the Board which may be given in any manner.

PART 12

EFFECTIVE DATE AND REPEAL

12.1	Effective Date.

This By-law shall be effective as of May 13, 2004.

12.2	Repeal.

All previous By-laws of the Corporation are repealed as of the coming into force of this By-law provided that such repeal shall not affect the previous operation of any By-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such By-law prior to its repeal. All officers and persons acting under any By-law so repealed shall continue to act as if appointed under the precisions of this By-law and all resolutions of the shareholders or the Board with continuing effect passed under any repealed By-law shall continue to be valid except to the extent inconsistent with this By-law and until amended or repealed.

MADE by the Board the 13th day of May, 2004.

MARK FREDERICK
Chair

CONFIRMED by the Shareholders in accordance with the Act the 13th day of May, 2004.

MARK FREDERICK
Chair